

May 3, 2012

Via E-mail
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

> **Re: Integrated Device Technology, Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2011**
> **Filed May 31, 2011**
> **File No. 000-12695**

Dear Mr. Crowley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Vince Tortolano, Esq.
                    Vice President, General Counsel